FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated October 14, 2005 (“Sprint and RIM Launch BlackBerry 7100 Series for the Nextel National Network")	Page No 3

Document 1

October, 14 2005

FOR IMMEDIATE RELEASE

Sprint and RIM Launch BlackBerry 7100 Series for the Nextel National Network

The BlackBerry 7100i from Nextel Provides Mobile Professionals with All the Power of BlackBerry Together with Exclusive Features in a Sleek New Shape and Style

OVERLAND PARK, Kan., and WATERLOO, Ont. ¯ Oct. 14, 2005 ¯ Sprint (NYSE: S) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the launch of the BlackBerry 7100i™ from Nextel, which has all the functionality of a traditional BlackBerry® handheld in a slimmer, phone-like design. Operating on the Nextel National Network, the BlackBerry 7100i is ideal for mobile professionals who desire an integrated device with email, a wireless phone, personal organizer, Bluetooth® Technology, speakerphone, Web browsing and support for third-party Java Applications. The BlackBerry 7100i from Nextel also combines the power of BlackBerry with real-time GPS navigation and walkie-talkie services.

The BlackBerry 7100i features a high-resolution color display (240 x 260 pixels) to view Web pages, pictures and attachments in full, vibrant color. The BlackBerry 7100i also incorporates SureType™ keyboard technology. SureType effectively converges a phone keypad and a QWERTY keyboard to fit elegantly within the size of a traditional wireless phone form factor. Through an integrated keyboard and software system, SureType provides users with an instinctively familiar look and feel and enables them to dial phone numbers and type messages quickly, accurately and comfortably. The BlackBerry 7100i can also support full wireless synchronization of calendar, contacts, notes and tasks as well as text messaging and the ability to send, receive and store pictures.

“This device is different from most BlackBerry devices because it looks and feels more like a traditional phone – including a narrower, smaller form factor – yet it still boasts the functionality of BlackBerry that customers have come to expect,” said Vicki Warker, vice president of marketing for Sprint. “The addition of the BlackBerry 7100i handset to our broad portfolio of integrated devices demonstrates Sprint’s commitment to providing services that allow busy mobile professionals to stay connected and multitask from anywhere and everywhere.”

“RIM and Sprint have already enjoyed considerable success together providing customers with comprehensive wireless enterprise solutions. The new BlackBerry 7100i allows us to build on that momentum and extend the reach of BlackBerry to a wider range of users,” said Mark Guibert, vice president, corporate marketing at Research In Motion. “The BlackBerry 7100i on the Nextel National Network is an attractive choice for customers who want all-in-one support for voice, messaging and data applications, but prefer the look and feel of a traditional handset.”

-more-

In addition to standard BlackBerry features, the Blackberry 7100i offers GPS technology for real-time, audible and visual turn-by-turn driving directions. For example, BlackBerry handhelds operating on the Nextel National Network support GPS-enabled navigation with TeleNav in the United States. On the Nextel National Network, assisted-GPS (A-GPS) technology and data service support outstanding performance so the customer can quickly get driving directions and update them in real time, even when the driver misses a turn at high speeds and immediately needs a new route.

The BlackBerry 7100i provides unmatched walkie-talkie capabilities, including domestic and international Nextel Walkie-Talkie services. The BlackBerry 7100i also offers the Talkgroup service, enabling instant connection with up to 100 other Nextel users who are on the same Fleet or Nextel® Walkie-Talkie network within the same home market

Wireless email and messaging stay secure with triple DES and AES encryption supported on BlackBerry Enterprise Server™ for corporate users. BlackBerry Enterprise Server is available for Microsoft Exchange, IBM Lotus Domino and Novell GroupWise. For smaller corporations and individual users, BlackBerry Internet Service allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

The BlackBerry 7100i comes with 64 MB of flash memory, 8 MB of SRAM and a removable, rechargeable lithium ion battery. The BlackBerry 7100i will be available starting next week through Sprint business sales channels, Sprint Stores and online at www.nextel.com/blackberry for a suggested retail price of $349.99 before discounts and promotions.

About Sprint Nextel

Sprint Nextel offers a comprehensive range of wireless and wireline communications services to consumer, business and government customers. Sprint Nextel is widely recognized for developing, engineering and deploying innovative technologies, including two robust wireless networks offering industry leading mobile data services; instant national and international walkie-talkie capabilities; and an award-winning and global Tier 1 Internet backbone.  For more information, visit www.sprint.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts:
Amy Schiska-Lombard
Sprint
+1 (913) 794-2947
amy.k.schiska@sprint.com

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry, SureType and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	October 14, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller